UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Inotiv, Inc.

(Name of Issuer)
Common Shares, no par value per share

(Title of Class of Securities)
45783Q100

(CUSIP Number)
Jermyn Street Associates LLC
660 Madison Avenue, 15th Floor
New York, New York 10065
(212) 813-9203
with copies to:
Kimberly C. Petillo-Décossard
Ross Sturman
Cahill Gordon & Reindel LLP
32 Old Slip
New York, New York 10005
(212) 701-3265

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
November 30, 2021

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45783Q100

1	NAMES OF REPORTING PERSONS
Jermyn Street Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,578,327 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,578,327 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,077,422 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 45783Q100

1	NAMES OF REPORTING PERSONS
Andrew H. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,578,327 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,578,327 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,578,327 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2021 (the “Schedule 13D”) jointly by Jermyn Street Associates LLC, a Nevada limited liability company (“JSA”) and Andrew Baker, a citizen of the United Kingdom and the sole Manager of JSA. Terms used but not defined herein have the meaning given in the Schedule 13D.

Item 5	Interest in Securities of the Issuer
Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b):
All percentages set forth in this Statement are based on an aggregate of 25,515,239 Shares outstanding, which is the number of Shares outstanding as of April 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 16, 2022.

As of the date of this filing, JSA is the beneficial owner of an aggregate of 2,077,422 Shares representing approximately 8.1% of the outstanding Shares, which is the sum of 1,578,327 Shares owned directly by JSA and 499,095 Shares owned directly by Jermyn Street Capital LLC, a Nevada limited liability company (“JSC”). Each of JSA, Jermyn Street Associates II LLC, a Nevada limited liability company (“JSA II”) and JSC is a party to the Shareholders Agreement (as defined below) which requires, among other things, that JSA II and JSC vote their Shares for the director nominee designated by JSA. By virtue of the Shareholders Agreement and the obligations and rights thereunder, JSA, JSA II and JSC may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) and JSA may be deemed to beneficially own all Shares that are beneficially owned by JSA II and JSC. This filing shall not be deemed an admission that JSA, JSA II and JSC constitute members of a “group” for purposes of Section 13(d) of the Act and JSA expressly disclaims beneficial ownership of the Shares directly owned by JSA II and JSC that JSA may be deemed to beneficially own solely by reason of the Shareholders Agreement.

As of the date of this filing, Mr. Baker is the direct owner of 0 Shares and the beneficial owner of an aggregate of 1,578,327 Shares representing approximately 6.2% of the outstanding Shares, which Shares are owned directly by JSA. Mr. Baker is the sole Manager of each of JSA and JSA II and, as such, has the sole power to vote, direct the vote, dispose of or direct the disposition of the Shares directly owned by JSA and JSA II, respectively. Accordingly, Mr. Baker may be deemed to beneficially own the Shares that are directly owned by JSA and JSA II. Mr. Baker expressly disclaims beneficial ownership of the Shares owned by JSA and JSA II for all other purposes. As of the date of this filing, JSA II does not directly own any Shares.

Each of JSA, JSA II and JSC is a party to that certain Shareholders Agreement, dated as of November 5, 2021 (the “Shareholders Agreement”), among the Issuer and certain stockholders of Envigo, including Savanna Holdings, LLC (“Savanna Holdings”). The Shareholders Agreement requires, among other things, that the shareholders party thereto vote their Shares for directors that are designated in accordance with the provisions of the Shareholders Agreement. By virtue of the Shareholders Agreement and the obligations and rights thereunder, JSA, JSA II, JSC, Savanna Holdings and the other shareholders party to the Shareholders Agreement may be deemed to constitute a “group” for purposes of Section 13(d) of the Act and JSA may be deemed to beneficially own Shares beneficially owned by such other shareholders. Based on information provided by JSA II and JSC, and based on the Schedule 13D dated November 15, 2021 of Savanna Holdings, a “group” comprised of JSA, JSA II, JSC and Savanna Holdings would be deemed to beneficially own an aggregate of 5,024,383 Shares, or approximately 19.7% of the outstanding Shares. This filing shall not be deemed an admission that JSA, JSA II, JSC and Savanna Holdings constitute a “group” for purposes of Section 13(d) of the Act and the Reporting Persons expressly disclaim beneficial ownership over any Shares owned by Savanna Holdings and/or its affiliates and managed funds that the Reporting Persons may be deemed to beneficially own solely by reason of the Shareholders Agreement, as well as any Shares owned by the other shareholders party to the Shareholders Agreement that the Reporting Persons may be deemed to beneficially own solely by reason of the Shareholders Agreement. Other than with respect to Shares directly owned by JSA II and JSC, if any, Shares owned by other shareholders party to the Shareholders Agreement are not included in this Statement.

(c) The information set forth in Item 3 of the Schedule 13D is hereby incorporated by reference into this Item 5(c).

On or about November 15, 2021, JSA distributed 359,033 Shares to JSC, one of its equity holders, for no consideration. On or about November 30, 2021, JSA distributed 488,256 Shares to one of its equity holders for no consideration (which equity holder is a party to the Shareholders Agreement). On or about June 27, 2022, JSA distributed an aggregate of 228,363 Shares to certain of its equity holders for no consideration.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 1, 2022
JERMYN STREET ASSOCIATES LLC	/s/ Andrew Baker
	Name:	Andrew Baker
	Title:	Authorized Signatory
ANDREW BAKER	/s/ Andrew Baker
	Name:	Andrew Baker
	Title:	Authorized Signatory